Exhibit 2.1

AGREEMENT AND PLAN OF SHORT FORM MERGER WITH WHOLLY OWNED SUBSIDIARY

THIS agreement of merger (agreement) is entered into by and between TTI Industries, Incorporated, a Texas Corporation (Parent Corporation), and JuQun, Inc., a Nevada corporation, (Subsidiary or Surviving Corporation), effective as of the 17th day of September, 2012.

Whereas, Parent owns 100% of the outstanding capital stock of Subsidiary; and Whereas, Parent desires to change its domicile from Texas to Nevada, and that is the purpose for this Merger; and

Whereas, Parent desires to reorganize itself into a holding company structure, with Subsidiary becoming the Surviving Corporation holding company and the present operations of the Subsidiary and of the Parent being operated after the Merger under separate Divisions within the Surviving Corporation; and

Whereas, the Boards of Directors of each of Parent and Subsidiary have declared it advisable and to the advantage, welfare and in the best interest of the corporations and their stockholders to merge Parent with and into Subsidiary pursuant to the provisions of the General Corporation Law of the State of Nevada (the Nevada Law), upon the terms and conditions hereinafter set forth in order to effectuate a change of domicile to Nevada from Texas and create a reorganized holding company structure with Divisions; and

Whereas, the provisions ofthis Agreement provide that Subsidiary's Common stock will be issued solely in exchange for the securities of the Parent as part of a reorganization of the Parent into a holding company structure where each prior entity will be operated as a separate Division within the combined Surviving Corporation; and

Whereas, Security holders of the Parent will receive under the terms of this Agreement, securities of the same class evidencing the same proportional interest in the Surviving Corporation as they held in the Parent, and the rights and interest of the holders of securities of the Surviving Corporation will be substantially the same as those they possess as holders of the Parent's securities; and

Whereas, immediately following the transaction, the Surviving Corporation will have no significant assets other then those originally held by Parent, and on a consolidated basis, the Surviving Corporation will have no assets and liabilities other then those held by the Parent and the Subsidiary on a consolidated basis; and

Whereas, neither Texas state corporate law nor Nevada corporate state law require a vote of the US based shareholders in connection with this transaction, and no vote or investment decision has been solicited or made by any US citizen or residence in connection with the approval of the transaction hereby contemplated, and no such vote or decision will be solicited or made; and

Whereas, two shareholders, who are non US citizens and non US residents, have acted offshore to approved the terms of this Agreement, said two shareholders holding in the aggregate, more then 2/3rd of the outstanding common shares of the Parent; and

Whereas, as a result the contemplated Plan of Merger has been approved by each of the Parent Corporation and the Subsidiary in accordance with the provisions of the Corporate Laws of Texas and Nevada, respectively;

Now, therefore, in consideration for the premises and the mutual covenants contained in this Agreement the parties agree as follows:

1. Merger

Parent (Parent Corporation) shall, pursuant to the provisions of Nevada law, be merged with and into Subsidiary, and Subsidiary shall be the surviving corporation (Surviving Corporation), from and after the date on which a Certificate of Merger is filed with the Secretary of State of Nevada, (the effective time) and said Surviving Corporation shall continue to exist under the name, "JuQun, Inc. a Nevada Corporation'. The separate existence of the Parent Corporation shall cease at the effective time in accordance with the provisions of the Nevada and Texas law. The Certificate of Merger shall be filed with the Secretary of State of the State of Nevada within 90 days of the date of execution of this Agreement and Plan of Merger.

Upon consummation of the Merger, the two former business activities of the Parent and the Subsidiary shall be continued and operated in Separate Divisions, within the Surviving Corporation.

2. Articles of Incorporation

The Articles ofIncorporation of the Subsidiary, as now in force and effect, shall continue to be the Articles ofIncorporation of the Surviving Corporation at the effective time, and such Articles of Incorporation shall continue in full force and effect until further amended and changed in the manner prescribed by the provision of the Nevada law. As a result, the Articles ofIncorporation of the Parent Corporation are by automatically amended and converted into the Articles ofIncorporation of the Survivor Corporation, effective as of the effective time.

3. Bylaws

The present Bylaws of the Subsidiary will be the Bylaws of the Surviving Corporation and will continue in full force an effect until changed, altered or amended as therein provided and in the manner prescribed by the provisions of the Nevada law

4. Directors and Officers

The Directors Officers of the Parent Corporation in office at the effective time shall automatically become the Directors and Officers of the Surviving Corporation in office as of the effective time, all of whom shall hold their office until the election and qualification of their respective successors or until their earlier removal, resignation or death, in accordance with the Bylaws of the Surviving Corporation

5. Exchange of capital stock

At the effective time, the 68,825,188 issued and outstanding share of capital stock, $0.01 par value per share, of Parent Corporation shall be automatically converted and exchanged into 9,832,170 common shares of the Surviving Corporation (subject to increase as a result of rounding up of resulting fractional shares), on the basis of one share of the common stock of the Surviving Corporation for each seven shares of the outstanding shares of the Parent Corporation. Any resulting fractional part of a common share of the Surviving Corporation shall be rounded up to one full common share of the Surviving Corporation .. Each currently issued and outstanding share of common stock, $0.001 of the Subsidiary shall not be converted or exchange in any manner, but as ofthe effective time shall represent one share of common stock of the Surviving Corporation.

6. Execution, filing and recordation

Parent Corporation and Subsidiary agree that they will cause to be executed and filed and recorded any document or documents prescribed be by the laws of the State of Nevada and/or the laws of the State of Texas, and that they will caused to be performed all necessary acts within the State of Nevada and within the State of Texas, and elsewhere, to effectuate the merger as herein provided for.

7. Responsibility for Taxes

The Surviving Corporation after the consummation of the merger shall be responsible for payment of all outstanding fees and franchise taxes of the Parent Corporation which remain unpaid and outstanding, if any, and all penalties and interest thereon.

8. Cancellation of Subsidiary Common Stock.

Upon consummation of the Merger, the 10,000 shares of common stock issued by Subsidiary and outstanding and held by Parent, shall be canceled and returned to the Treasury of the Surviving Corporation.

In w:itness whereof the undersigned have executed this Agreement and Plan of Merger, as of the  Date first written above. Parent Corporation; ITI Industries, Incorporated, A Texas Corporation

BY:/s/

Tom Chia

Title: Chief Executive Officer

Subsidiary and Surviving Corporation:

JuQun, Inc., a Nevada Corporation

/s/

Glenn Davis, Jr.

Title: Chief Executive Officer